North Capital Private Securities Corporation (SEC ID No. 8-68648)

Annual Audit Report

March 31, 2017

Public Document

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: June 30, 2017
Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68648

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **4/1/2016**   AND ENDING   **3/31/17**
                                             mm/dd/yy   mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **North Capital Private Securities Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

623 E FT Union Blvd., Suite 101

(No. and Street)

Salt Lake   **Utah**   **84047**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James P. Dowd   **415-315-9916**
                                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP

(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200   **Walnut Creek**   **California**   **94596**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **James P. Dowd**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **North Capital Private Securities Corporation**, as of **March 31, 2017**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



NOTARY PUBLIC
LINSEY M HARKNESS
676547
COMMISSION EXPIRES
APRIL 10, 2018
STATE OF UTAH

_____
Signature

President
Title



Notary Public

This report** contains (check all applicable boxes):

☑	(a)	Facing page
☑	(b)	Statement of Financial Condition.
☐	(c)	Statement of Income (Loss).
☐	(d)	Statement of Cash Flows.
☐	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐	(g)	Computation of Net Capital.
☐	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
☐	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑	(l)	An Oath or Affirmation.
☐	(m)	A copy of the SIPC Supplemental Report.
☐	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

North Capital Private Securities Corporation

March 31, 2017

Table of Contents

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Stockholder of
North Capital Private Securities Corporation

We have audited the accompanying statement of financial condition of North Capital Private Securities Corporation (the "Company") as of March 31, 2017, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of North Capital Private Securities Corporation as of March 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

E Wintter & Associates LLP

Walnut Creek, California
June 12, 2017

North Capital Private Securities Corporation

Statement of Financial Condition

March 31, 2017

Assets		
Cash and cash equivalents	$	851,359
Cash segregated under federal and other regulations		4,967,018
Warrants and restricted stock		25,110
Prepaid expenses		31,448
Total Assets	$	5,874,935

Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	31,008
Commissions payable		516,438
Payable to customers		4,664,018
Other liabilities		27,692
Due to related parties		49,967
Total Liabilities		5,289,123
Stockholder's Equity		
Common stock (no par value; 1,500 shares authorized; 6.76 shares issued and outstanding)		740,197
Accumulated deficit		(154,385)
Total Stockholder's Equity		585,812
Total Liabilities and Stockholder's Equity	$	5,874,935

See accompanying notes

North Capital Private Securities Corporation

Notes to the Financial Statement

March 31, 2017

1. **Organization**

North Capital Private Securities Corporation (the "Company") was incorporated in Delaware on May 20, 2010 and registered as a broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 on January 27, 2011. The Company is currently located in Salt Lake, Utah and its primary business is that of a securities broker-dealer that engages in the private placement of securities of private funds and private companies, as well as providing placement services for Reg A offerings, public funds, and public non-traded REITs, along with providing escrow services for the foregoing.

2. **Significant Accounting Policies**

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Investment Banking Fees
Investment banking revenues are earned from providing private placement and advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Management reviews accounts receivable and sets up an allowance for doubtful accounts when the collection of a receivable becomes unlikely. There were no accounts receivable at March 31, 2017.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company's results are included in the consolidated federal income tax return and the combined franchise tax for the parent. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

North Capital Private Securities Corporation

Notes to the Financial Statement

March 31, 2017

3. **Income Taxes**

The Company accounts for income taxes in accordance with generally accepted accounting principles which requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods.

The Company's total deferred tax assets as of March 31, 2017 are as follows:

Federal	$ 199,871
State	46,398
Subtotal	246,269
Valuation Allowance	(246,269)
Net deferred taxes	$ -

Deferred tax assets and liabilities are primarily the result of the reporting basis of assets and liabilities between the cash method of accounting for tax purposes and the accrual method for financial statement purposes. A valuation allowance of $246,269 has been established for those deferred tax assets that will more likely than not be unrealized. This is a $175,648 increase in the valuation allowance for the year ended March 31, 2017. Income tax expense of $281,668 consists of federal and states taxes of $207,734 and $73,934, respectively.

Significant components of the Company's deferred tax balances as of March 31, 2016 are as follows:

Deferred income tax assets:		
Accounts payable	$	240,942
Other		5,327
Total deferred income taxes		246,269
Valuation allowance		(246,269)
Net deferred income tax asset	$	-

Income taxes payable at March 31, 2017 was $275,068, which was settled as a contribution from the parent company.

The Company is no longer subject to federal and state tax examinations for tax years ending before March 31, 2013.

4. **Risk Concentrations**

The Company engages with certain partner companies (the "Platform Partners") and their representatives to execute private placements. For the year ended March 31, 2017, 96% of private placement fees were generated by two Platform Partners.

At various times during the year, the Company's cash balance exceeded federal insurance limits.

North Capital Private Securities Corporation

Notes to the Financial Statement

March 31, 2017

5. **Related Party Transactions**

On August 30, 2011, the Company entered into an agreement with North Capital, Inc. ("North"), a company under common control, in which North provides office and administrative support in exchange for reimbursement of a specified percent of such overhead costs. On April 1, 2015, this agreement was amended to include North Capital Investment Technology ("NCIT"), the Company's sole stockholder, which an effective date of January 1, 2015. On April 1, 2016, the agreement was amended to allocate 33% to each company. For the year ending March 31, 2017, the Company incurred expenses of $411,029 related to this agreement, which includes employee compensation and benefits, rent, internet and other office expenses paid on the Company's behalf. At March 31, 2017, $2,995 was owed to North and $46,972 was owed to NCIT.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

6. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At March 31, 2017, the Company's net capital was $529,254 which exceeded the requirement by $279,254.

7. **Fair Value Measurements**

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierachy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an oderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accourdance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon managements's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlmenet of the asset or liability. Additionaly, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows,, that could significantly affect the results of current or future value.

North Capital Private Securities Corporation

Notes to the Financial Statement

March 31, 2017

7. Fair Value Measurements Continued

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Warrants and restricted stock

Determining the appropriate fair value and calculating the fair value of warrants requires the use of highly subjective and complex assumptions. The Company uses the Black-Scholes option pricing model to calculate the fair value of the warrants at the time of the transaction or valuation date. The method requires the use of judgement in estimating stock price volatility (18%), expected dividends (0%), expected life (7 years), and the risk free interest rate (1.4%). The Company's estimate of volatility was based on similar companies' benchmark, and the risk free interest rate is based on the U.S. Treasury 5-10 year yields to maturity that approximately corresponds to the maturity dates of the warrants. The Company's estimate of value of restricted stock was based upon fair value, considering the lack of marketability, restrictions on resale, minority interest, and the Company's reasonable estimate of cash compensation that was foregone by electing to receive stock from the issuer.

Assets Measured and Recognized at Fair Value on a Recurring Basis:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Warrants	$ -	$ -	$ 4,110	$ 4,110
Restricted stock	-	-	21,000	21,000
Total assets at fair value	$ -	$ -	$ 25,110	$ 25,110

Changes in instruments for the year ended March 31, 2017

The table below summarizes the activity for securities measured at fair value on a recurring basis. The Company did not hold level 1 or level 2 securities during the year.

	Level 3
Balance at 4/1/2016	$ 6,210
Total realized / unrealized loss	(2,100)
Issuance of restricted stock	21,000
Total assets at fair value	$ 25,110

8. Cash segregated under Federal and other regulations:

Cash of $4,664,018 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Act of 1934.

9. Payables to customers

The Company accounts for monies received from customers as a payable until the requested securities are purchased and transferred to the customer.

10. Subsequent Events

The Company has evaluated subsequent events through June 12, 2017, the date which the financial statements were issued.